SO
4-2-04

VF 4-1-04

04016966

[redacted]TATES
[redacted]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Transportation Group (Securities) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, 21st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuet Wah Lee — (212) 319-0323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 31 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Yuet Wah Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Transportation Group (Securities) Limited, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
March 30, 2004

Signature

Chief Accounting Officer
Title

Notary Public

TODD M. FREEBERN
Notary Public, State of New York
No. 01FR6059694
Qualified in Westchester County
Commission Expires June 04, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO FINANCIAL STATEMENT 3

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (a wholly owned subsidiary of The Transportation Group (Capital) Limited) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company did not earn any revenues during the year ended December 31, 2003 and is dependent on the Parent for future operations.

Hays & Company LLP

March 13, 2004
New York, New York

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	13,972
Due from Parent		28,651
	$	42,623
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued tax expenses	$	700
Shareholder's equity		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding		4
Additional paid-in capital		286,714
Accumulated deficit		(244,795)
Total shareholder's equity		41,923
	$	42,623

The accompanying notes are an integral part
of this financial statement.

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

1 Organization

The Transportation Group (Securities) Limited (the "Company"), a Hong Kong corporation, is a wholly owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Parent"). The Company commenced operations on January 9, 1990 and maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 4).

TTGC and its subsidiaries are a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placement of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations. The Company did not earn any revenues during the year ended December 31, 2003 and is dependent on TTGC for future operations. The accompanying financial statements have been prepared from the separate books and records maintained by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"), a self-regulatory organization. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 Significant accounting policies

Accounting principles

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

2 Significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Income taxes

The Company files separate Federal, state and local income tax returns. The Company has federal and state net operating loss carryforwards of approximately $240,000 as of December 31, 2003, which are available to offset future taxable income, if any, and expire in years beginning in 2009. A full valuation allowance has been established for the Company's federal net operating loss carryforwards.

4 Related party agreement

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated March 1, 1994, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company has agreed to pay a management fee to TTGC, equal to 95% of its broker-dealer services' revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently

5 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under this rule, the Company may be prohibited from expanding its business if the ratio exceeds 10 to 1 and may be required to reduce its business if the net capital ratio exceeds 12 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Company's regulatory net capital was $13,272, which was $8,272 in excess of its required minimum net capital of $5,000